Mail Stop 4561

October 8, 2008

John Caldwell
President and Chief Executive Officer
SMTC Corporation
635 Hood Road
Markham, Ontario, Canada L3R 4N6

      Re: **SMTC Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Filed March 31, 2008
               File No. 000-31051

Dear Mr. Caldwell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief